Room 4561

								August 19, 2005


Robert L. Howard-Anderson
President and Chief Executive Officer
Occam Networks, Inc.
77 Robin Hill road
Santa Barbara, CA  93117

	Re:    	Occam Networks, Inc.
		Amendments No. 1 to Registration Statements on Form S-1
		Filed July 29, 2005
		File Nos. 333-125061 and 333-125060
		Forms 10-Q for the periods ended March 31 and June 30,
2005
		Form 8-K filed on June 28, 2005
		File No. 0-30741

Dear Mr. Carl:

      We have reviewed your responses and have the following comments. Please be advised that the comments relating to the Exchange Act reporting documents must be resolved prior to effectiveness of either registration statement, and no later than August 29, 2005.

Registration Statement File No. 333-125061

Cover Page
1. Please expand the paragraph that references the separate resale registration statement to disclose the maximum number of shares offered under the separate filing.

Questions and Answers about the Rights Offering, page 1
2. Consistent with you supplement response to prior comment 4, please expand page 2 to disclose that preferred holders will not receive any acquisition or liquidation proceeds distributions unless there is at least $20 million for distribution.


Registration Statement File No. 333-125060
3. We note your response to prior comment no. 3 regarding the selling stockholders table that you are awaiting additional information regarding certain selling stockholders and that you expect to amend the registration statement to include additional information regarding those stockholders. We will review the additional information when it is submitted.

Form 8-K filed on June 28, 2005
4. Revise to state whether the Company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each material weakness.
See Item 304(a)(1)(v) of Regulation S-K.
5. We note that PwC advised you of certain internal control deficiencies. Provide us with any letters or written communications to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.
6. Tell us more about the material weakness related to the revenue recognition and the significant deficiency related to deferred revenue classification. Describe in reasonable detail how these control deficiencies were discovered, the nature of each issue and the impact the issues had on the current and prior period financial statements.

Form 10-Q for the quarter ended June 30, 2004

Controls and Procedures, page 29
7. In light of the fact that a material weakness existed with respect to revenue recognition, tell us how your officers were able to conclude that disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Form 10-Q for the quarter ended March 31, 2005

Controls and Procedures, page 24
8. We note from your Form 8-K filed June 28, 2005 that you have remedied the deficiency relating to the deferred revenue classification. Tell us when this change in control policy took place and what consideration you gave to including disclosure of any changes in internal control over financial reporting in your Form 10-
Q.

      Please direct any questions relating to the financial statements to Steven Williams at 202-551-3478 or to Melissa Walsh at
202-551-3224. Please direct all other questions to Maryse Mills-Apenteng at (202) 551-3457 or, in her absence, the undersigned at
(202) 551-3462.


If you still require further assistance, you may contact Barbara
C.
Jacobs, Assistant Director, at (202)-551-3730.

								Sincerely,



      								Mark P. Shuman
      								Branch Chief - Legal


cc:  	Via facsimile:  650-496-4367
      	Asaf Kharal, Esq.
      	Wilson Sonsini Goodrich & Rosati
      	Professional Corporation


Robert L. Howard-Anderson
Occam Networks, Inc.
August 19, 2005
Page 3